EXHIBIT 99.1

COMPANY’S OFFICER’S CERTIFICATE

GRACECHURCH CARD FUNDING (NO. 2) PLC
CERTIFICATE OF COMPLIANCE

The undersigned officer of Gracechurch Card Funding (No. 2) PLC, a public limited company incorporated in England and Wales (the “Issuer”), hereby certifies on behalf of the Issuer and on his own behalf for purposes of the $900,000,000 Class A Floating Rate Asset-Backed Notes, the $50,000,000 Class B Floating Rate Asset-Backed Notes and the $50,000,000 Class C Floating Rate Asset-Backed Notes (together, the “Notes”), as follows:

1.	I am a duly appointed, qualified and acting Director of the Issuer;

2.	I am duly authorized to execute and deliver this Officer’s Certificate on behalf of the Issuer; and

3.	To the best of my knowledge, the Issuer has complied with all conditions and covenants under the Relevant Documents for the issue of Notes for the period between October 24, 2002 and the end of the Issuer’s fiscal year on December 31, 2002.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Registration Statement related to the above-referenced issue of Notes.

IN WITNESS WHEREOF, I have signed my name this 15th day of July, 2003.

By:	/s/ Richard Francis Sommers
Name: Richard Francis Sommers Title: Director